HotelsByDay.com

Technology

Book your daytime oasis in the middle of the city

HOTELSBYDAY.COM/EN NEW YORK NEW YORK



Because nowadays we need flexibility in everything we do, and hospitality isn't providing this layer of flexibility by their own accord. Hence, without us, they're running the risk of making Hospitality inhospitable.

Yannis Moati CEO @ HotelsByDay.com

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Why you may want to support us...

1. $12M+ in gross bookings revenue to date.
2. CEO has 20 years of experience in hospitality.
3. 50% customers are repeat users.
4. 1000+ hotels signed
5. 200K+ bookings.
6. Featured on Shark Tank
7. Sells all idle space at a hotel, from dayrooms to conferences, spa, gym, pool passes, F&B and events

Our Team

AND OUR MAJOR ACCOMPLISHMENTS

Yannis Moati
CEO
20+ years in hospitality. Co-founded a travel agency, and directed a global tour operator company.

Tony Cheung
Tech Consultant and Product Manager
10 years experience in financial industry. B.S. in IT.

Loulu Lima
Business Development
20+ yrs in hospitality, specializing in sales, marketing, hotel distribution, & revenue management.

Kellie Pelletier
Public Relations Consultant
Award-winning PR professional with 20+ years experience in consumer travel, e-commerce/technology,

Eddy Kaljic
COO and Director of Partnerships
Pursuing B.A. Philosophy at Pace University.

Kyle Blasco
CMO
6+ years as Marketing project manager leading teams at USA based marketing agencies. Responsible for HotelsByDay's agile growth.

Raul Rey
CTO
Established engineer and tech project manager for leading website applications. 2+ years CTO at HotelsByDay executing a complete tech overhaul.

Why people love us

We recommend HotelsByDay to many of our client hotels. It is a great additional and truly incremental revenue stream/market segment. It is rare these days to have something in the hospitality space that creates a new source of revenue! Hotels are open and running 24 hours, HotelsByDay is the ideal way to better capitalize and monetize unused space. Hotels have total control on price, time blocks, allocations, conditions. I feel confident that the team at HBD is moving this sector in a positive direction that will impact hotel revenues for years to come!

Jeff Osborne
Greenwich Hospitality Consulting, LLC

I am extremely impressed with Hotels by Day. I am a skeptic by nature. Not only did I get my first reservation within the first day, but they keep coming in. I wish I would've jumped on board sooner.

Al Munoz
General Manager at Comfort Inn, Houston, TX

Hotels By Day has provided a solution to a massive hole in revenue, one that was impossible to fill. We have had no issues maintaining the process and have only profited from this new partnership.

Louis Vasquez
Director of Revenue Management, Avenue of the Arts, Costa Mesa, CA

I love the opportunities this opens up: day dates for busy parents, pool and spa access for afternoon meet-ups, a work space for business people or a place to rest before or after a long flight or during a layover, just to name a few.

Jen Leo
Writer for L.A. Times

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Some of our investors

WE'VE RAISED $732,051 FROM 260+ INVESTORS SINCE OUR FOUNDING

Rob Lauria
Engineering support for a major defense contractor and an active investor

Stanley Forwand
Semi-retired cardiologist doing locum tenens work up to four days a month. the rest of my time I'm playing tennis.

Andrew Richardson
I work in Springfield MO and enjoy sports, comics, and watching movies.

Darron Kitterman
Entrepreneur

Juan P Cuevas
Voice actor, musician, and media producer.

Hunter Williams
Partner in a global strategy consulting firm (retail & consumer industry focused). Based in China (Shanghai) for 7+ years. Father of 3.

Harold Albaugh
Retired, multi faceted private investor looking for potential new investments opportunities

David Gillie
Retired restaurateur, builder, investor, silver dealer, landlord, etc.

Jill Powell
Smll business owner of a few different agencies.

along with 251 other investors

In the news

HUFFPOST heavy. Traveler YAHOO! FINANCE Inc. goop NBC NEWS JETSETTER
Entrepreneur Los Angeles Times The New York Times TRAVEL+LEISURE Chicago Tribune
TC Mashable Traveler TIME tnooz

Downloads

HI Investor Profile - WeFunder.pdf

Book a Hotel Just for the Day

Today we live in an on-demand economy, but hotels are stuck in the past. Strict 3:00 pm check-ins and 11:00 am check-outs don't work for a lot of travelers, especially those who just need a few hours of shut-eye in the middle of the day. We built HotelsByDay to give guests more flexibility and bring additional revenue to hoteliers (and us).



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Our Customers

In the middle of a big city, it's nice to have a resting place all to yourself. Our customers book day-stays for early flight arrivals, to work in privacy, refresh from jetlag, sleep during a long layover, and to use hotel amenities.



Business travelers looking to rest up before an afternoon meeting.
A family looking for a daycation.
Weary travelers after a long red-eye flight.

Our Credibility in the Industry

With more than 700 hotel partners, our deal flow is predominantly inbound. To hear from our CEO himself on how things have developed, listen to our episode on the podcast "Lodging Leaders."

Use of Funds

Firstly, this raise will help us improve our user interface, user experience, and back-office tools so that our partner hoteliers can generate more money with less work. Secondly, we will introduce a universal loyalty program, to reward our numerous repeat customers. Lastly, about 30% of funds will be spent on marketing so we can grow internationally.

Our Pitch Deck

Let's Make Hotels as Flexible as Travelers

Dear Potential Investors,

Last quarter marked our third year in operation. Coincidently, as if to mark our anniversary, our Shark Tank episode (#817) also aired for the third time that period — and while we haven't broken the internet yet, we're surely putting in the hard work to turn this 3-year-old company into an overnight success!

- *For starters, we're celebrating our 14th month profitable, registering quarter to quarter average growth of 23% in revenues; solidifying the base to which we can expand our operations, marketing reach & tech upgrades.*
- *We recently signed over 45 properties in London, setting up a foundation for future global expansion. Next stop: Australia.*
- *Interestingly, apartment owners now ask to join our platform. Apartment listings have the potential to be a game-changer, as it doubles up our inventory pool and positions us as the 'Airbnb of micro-stays.'*
- *Rewarding our strong focus on customer excellence, HotelsDyDay recently won its first 'gold star' rating on Google Adwords, a label of consistent positive guest reviews. This is absolutely unmatched in our sector and source of great pride with the team.*
- *We're fast approaching 300 IATA members registered on our platform — that's 300 travel agents that booked with us, showcasing how helpful HotelsByDay is in solving a travel pain and channeling in our favor the network effect of their tight travel agent community.*
- *We signed our first partnership with an affiliated ads network and sold our first banner ads on our site, diversifying our revenues away from solely commissionable income.*
- *Lastly, we got our first buyout offer last year, which we turned down. Taking a page out of Mark Zuckerberg's F-book.*

With your investment, you'll be supporting a team bent on improving hospitality, fostering a culture of creativity and transparency, in addition to sharing the wealth to a broad base of investors, apartment owners, and our current network of hundreds of hoteliers.

Together, we will be the proverbial village that raises a startup.

Thank you for participating in this round & go HBD!

Sincerely,

Yannis Moati

CEO & Co-Founder

54,500+ Bookings in Three Years



10,000
7,500
5,000
Bookings to Date (April '18): 54,578


2,500
0
Q2 - '15
Q3
Q4
Q1- '16
Q2
Q3
Q4
Q1 - '17
Q2
Q3
Q4
Q1 - '18
Q2
Bookings

Additional Traction

$5+ million Gross booking revenue to date	**35%** Customers book multiple times	**$8** Customer acquisition cost (down from $150 at start)
$13 Average profit per booking	**700+** Hotels in North America and London	**5** New hotels per week
29,000+ Guests	**4.6** Stars on Google	

Investor Q&A

– COLLAPSE ALL

What does your company do?

Historically, hotels have been unwilling to offer rooms just for the day, sticking instead to rigid check-in and -out times. We created HotelsByDay to make it easy for customers to book single day stays and hotel amenities and for hoteliers to load inventory in just a few clicks. Intuitively, it makes sense. Financially, it does too – we've brought in $12M+ in gross booking revenues that simply did not exist before we launched the company!

Where will your company be in 5 years?

We're building the one-stop shop for all your day time activities! From booking a conference room, to a day room, or spend the day by the pool and be pampered in a luxurious sauna. We got it all for you, and we're now bringing our easy-to-use platform to the millions of travelers and hoteliers across the globe.

Why did you choose this idea?

Because nowadays we need flexibility in everything we do, and hospitality isn't providing this layer of flexibility by their own accord. Hence, without us, they're running the risk of making Hospitality inhospitable.

What is Hotels By Day?

Hotels By Day is a platform that allows customers to book hotel rooms and hotel amenities just for the day.
My name is Yannis Moati, CEO of HotelsByDay.com. My professional background started as a travel guide, a travel agent then tour operator, and throughout I had customers who wanted a hotel room for a few hours during the day to be able to refresh from a long flight or just take a break in their itinerary. And it was hard to provide those rooms for the day to our customers, even though in my past experience as a travel guide I knew that many rooms were sitting empty.
Our goal launching HotelsByDay.com is to create a set of protocols and technology allowing hotels to monetize rooms & amenities for the day without displacing their overnight guests. It's a bonus in their revenue stream without impacting negatively on their night stays. We're providing the plug & play package, in exchange for a commission on sales.

Why haven't hotels rented rooms during the day?

It's a confluence of two main reasons. One, traditionally, day rooms are associated with a romance which stopped hoteliers from developing this segment. But what that thinking doesn't take into account is that we live in an ever more dynamic society -- a society that, nowadays, is asking for on-demand everything, where you book everything whenever you want it. Hoteliers are being squeezed by this demand of flexibility as their operating model is very strict: Check in no sooner than 3pm. Check out no later than 11am next day. It's rigid.
The second reason is that, essentially, hospitality technology is focused on transacting overnight stays, not day stay. The tech ecosystem is antiquated.
With HotelsByDay, hoteliers are offered the tech plug-in as well as the marketing know-how to seamlessly and honorably monetize day rooms, as well as amenities such as pool passes, spa passes, gyms, events, etc...

How did Hotels By Day begin?

My professional travel life started 20 years ago as a tour guide, then travel agent and tour operator. Then, I observed that there is no simple way for a hotel to be flexible with its room allotments while guests nowadays require a whole array of time bands that hotels are not set up to provide. Why can't they be more flexible? I recalled walking through hallways of rooms sitting empty all day long. Yet, as a travel agent, every time I asked for flexible hours for my guests, the answer would invariably be negative. Currently, without our tech & protocols, hotels prefer refusing the extra revenue and waste away idle real-estate all day.
We're here to solve this issue. We launched the company in February 2015, with about 15 hotels as a test model. The first year, we had 2,700 bookings. We realized that customers loved it and wanted more, and we scaled it since then to our current levels.
The reason why we're turning to the WeFunder community once again is to use the funding to improve our technology post merger with DayAxe.com, increase our conversion rates, widen the breath of our services and gear us for international expansion.

How does Hotels By Day work?

The majority of the bookings are generated on the website and app. We are being lauded by guests for how easy it is to book on our platform with stellar reviews. I suggest the reader tries it out as well ;)

As for conversions, most of our bookings are now organically converted and do not cost a dime. That's why we went from tens of dollars of marketing spent per realized booking, to $3.5 per booking last year.

Who are your customers?

About 60% of our customers are leisure travelers who just want to daycation, take a rest, meet somebody in privacy, or use all the amenities of a hotel- the spa, the swimming pool, the breakfast-in-bed type of experience. They just want to rest for a day, take a break & be pampered.
Another 18% are business travelers, who use hotel rooms to be able to rest for a few hours and work in privacy, get ready for the meeting, report back to headquarters, etc..
10% of our guests use a hotel room for napping. That's becoming a trend BTW: productivity boost by midday naps.

How much does it cost to acquire a customer?

At launch, cost to acquire a new customer was over $65. It's now it's a single digit, and being that we're generating about $13 per booking makes us profitable right away, even with the most expensive conversion platforms. The rest is all organic. And as mentioned on the deck, our blended CAC is now at less than $5 for both companies

Who are your competitors?

The large booking sites are not interested in our model because, as I mentioned earlier, the whole day-stay ecosystem does not connect to the hotel central reservations systems. Because of that lack of booking fluidity with the hotels, the large online travel agencies feel that this is not worth the effort. They're making a million times more bookings than us, and so this niche -- the effort of growing this niche and being part of the future and not the present of how people book a hotel and how they travel -- is not on their radar. They are aware that we exist, but they don't necessarily care, because they're definitely at a higher volume when it comes to their traffic. They don't want to be encumbered by a model that does not plug with all hotels automatically.
As for other day-time booking operators: if you do a quick search and see how we portray ourselves versus how they portray themselves, you'll realize that when we claim to be a customer excellence company, it's not just empty words. For one, you'll see that we're the only agency in that sector that actually has ratings from our guests. We are being graded by them at very high levels. We're rated on Google, just to give you an example, 4.6 stars out of five, which is absolutely phenomenal. Not even a five-star hotel reaches that level of excellence.
Secondly, if you look at our platform versus our competitors, we do not compare the cost of a night stay to a day stay. We think it's misleading to the customer as well as lowering the brand value of the hotel. Our competitors, for the sake of a quick conversion, are ready to compare day-stays rates with night-stays rates. That doesn't make sense and it's unethical. Our level of honesty, clarity, transparency, customer-centered service, in the American way of servicing a customer, is just simply unmatched. It sounds shallow to say it, but we focus wholeheartedly on our customers and on our guests, and that's the recipe to our success. Guests come back to us over any other platform, allowing us to lower the acquisition cost overall, enabling us to grow and be profitable.

What are your goals for the next year?

What we are testing right now is onboarding apartments. It was not part of the original plan, but we've realized that apartment owners are a lot quicker in making a decision than hoteliers. They also run the same model as a hotelier, where they run 80% of their occupancy throughout the year and have gaps throughout their booking patterns, whether it be by week or by year, and they wish to fill in those gaps. And we're the only company that can fill in those gaps.
The size of the market in apartment listings is absolutely monumental, and we'd like to tap into that market right now. We're about to sign contracts for apartments in Miami, Boston, Toronto, and New York. It's essentially opening the apartment model for day stays and short stays. We're very excited by this development.

How will you ensure you maintain good relationships with hotels?

We're incorporating more hoteliers with each passing week and diversifying their income. I think that where we differentiate from some of our industry colleagues: we don't jeopardize our relationship with hoteliers as we're not out there to harm them and pray on them. We're actually bringing them extra revenue that they didn't even know it existed! We're empowering the little actors, franchisees, and housekeepers. We're now pulling out this passion project called the Generous Envelope, which is about distributing envelopes with inspirational quotes so that people can tip their housekeepers.
So on a broad scale, we're more of a customer excellence company that an online travel agent, simply because we don't do things the same way that others do it. That's why we have such good reviews online and such great feedback not just from guests but from hoteliers. We're really out there promoting our core values – our living, breathing values – which is empowering people, showing respect, and boosting hotels' revenues. If the guests have a good experience at the hotel, they're more susceptible to stay for the night and book direct. We're bringing hotels new clients for a very low acquisition cost. While on the surface we just look like we're a revenue optimization company, which we are, we offer benefits that go way beyond that.

How will you keep the business growing?

In some of the key cities, like Toronto, Miami, Boston, New York and Los Angeles, we have more demand than supply, so apartment rentals would be no small feat to onboard. It would unlock inventory in a tremendous way. It would boost the possibilities of selling rooms, and it would allow us to catch up with the latent demand that we have already. That's one of the methods of growing the bookings, because we know that there's so many cases right now where regrettably the guest is not satisfied with inventory.
The second phase of our growth plan is training. We're three years in the making. We have acquired the skill in selling our model to hotels and apartment owners alike. We have all the marketing material. We have all the lingo to be able to sell it correctly, knowing what their pain points are and how our solutions can solve them. So we've acquired a lot of knowledge on that front. We've also acquired a lot of knowledge in guest-facing marketplace. We know which keywords convert guests. We know which days are most popular. We know which locations. And we are testing out now, in London, all of those theories. We're training local staff to sell in the U.K., and we are seeing that our model of conversion in London is working out, even in an environment of increased competitive pressure. Soon we will be ready to scale it to English-speaking countries. We've got Australia, Singapore, and Hong Kong in the target. And then, eventually, we'll move into Europe and Latin America as well.

What do you plan to do with the money you raise from Wefunder investors?

We're seeking to raise $400,000, mostly to invest in our technology, so that we can do more with less.
We want to be more fluid with guest conversions by improving our UI/UX, grant the customer more control over the time-band they wish to book, as well as integrate map features, so that the guest need not waste time inserting the hotel address on a different app and stay longer on ours.
Our second plan to build stickier apps is to create a user profile and launch a universal loyalty program, which will boost repeats and lengthen the long-term value (LTV) of a customer.
Finally, we identified many ways of improving features on our back-office, enabling the hotelier to better track and improve their listing on our channel. We must take advantage of the fact that we're becoming a steady source of extra income for hoteliers who are increasingly relying upon us to make their ends meet (check our industry testimonials on our website).
We plan to spend about 30% of the funding on marketing so we can grow internationally. I mentioned Australia, Singapore, Hong Kong, but also Germany and Scandinavia, and Latin America -- all that takes a lot of effort in training staff correctly, creating a base for our local entrepreneurs to be able to develop a market under our brand HotelsByDay.com so they can become global winners with a formula that we were able to successfully implement in the United States.

What's your endgame?

To be the uncontested leader in day rooms all over the world. That's what we are working towards today. That's why we wake up every morning. We are the leaders in the U.S. right now, and we will replicate this model successfully all over the world.
Eventually, we see ourselves as a branch of a larger travel company. One specifically that has been thought for some time is getting closer and closer to the hotel world, is Airbnb. Here's a huge company that's leading the way in transforming lodging, and we think that we are, in our own niche and in own regard, transforming lodging as well. And so if we keep up that momentum of transformation, we think there is a fit.
Thanks to our good ratings and reviews, we also think TripAdvisor, for the sake of being able to acquire new customers against the larger online travel agencies, might also be interested in our model. We've seen a few travel companies that might be interested in acquiring us. In having these lines of communication open with our customers that used to be disregarded, we are now becoming more and more a force of the industry.

What worries do you have about the future?

However much sense our model makes for the hotel industry, I regret to say that we are still encountering a lot of resistance from the established hoteliers. They are not necessarily in lockstep with today's societal trends. They're not moving as quickly as they should in trying to incorporate new models. Resistance to change in any industry, at any level, any age, is always a clear and present danger for established models. And more so to an established model like hospitality, which has been selling hotel rooms for night stays in the same way for centuries. Hotels By Day coming in and turning the model on its head is facing resistance. There's a knee-jerk reaction to think that the day room is necessarily a romantic stay. But it's not. Not that we don't have some of it -- I'll be the first one to say a portion of our bookings do have that component because we're selling hotel rooms, so whether it's night stay or day stay, romance happens. But our effort is about messaging a larger audience, business travelers, leisure travelers, that now they can take a daycation, they can stop for a few hours to refresh, work in privacy, get ready for the meeting, or unwind from the meeting.

Why is the hotel industry so resistant to change?

Consider that the model of hotel stays has been in place for, essentially, millennia. Lodging, an inn somewhere by the side of the road, has existed forever and ever. And the check-in and check-out process with their fixed time bands has been locked in for a long time. Beyond that, every hotelier that goes to hospitality school, gets professionally trained, and works at hotel chains which own 70% of the inventory in the United States, have very structured ways of doing business.
We're coming in with a different way, and the industry hated it at first. Just to give you an example, at our press launch, a major hotel brand sent a circular to all their hoteliers stating: "We forbid you to sign with Hotels By Day. We think this is disruptive to our model and operations, and we think you should not sign with Hotels By Day." Besides the fact that I shat in my pants that day when I heard about this letter, it just goes to show how calcified their thinking is. Additionally, by the way, they're ever more profitable. Hotels have been running on record profits for the last six years. Hence they are not pressured to close the loop on their revenue cycle to generate more revenue during daytime hours. But the old thinking is breaking in front of our eyes. Even the branded hoteliers said, "Never mind this circular, I don't care, I'm going to sign with Hotels By Day because I'm sitting on way too many empty rooms during the day and it sinks me." And so those single hotels we signed in Philadelphia, those hotels that we signed in New York, those hotels that we signed in Chicago when we first launched, have now flourished to 700 hotels. Yet the mentality is still alive. It will take another few years for everybody to realize that it does make sense to generate revenue during the day. That day, we'll all reap the benefits of that change of mentality: guests, hoteliers, our company, and our investors.